Exhibit 3.1

CONSULTING SERVICES AGREEMENT

Effective September 2, 2026

This Consulting Services Agreement (the “Agreement”) is made effective as of September 2, 2026 (the “Effective Date”) by and between:

Company	Caring Brands, Inc. 130 S Indian River Dr., Suite 202 pbm# 1232 Fort Pierce, FL 34950

Consultant	Myall Luna Ventures Inc. 2N 1103-11871 Horseshoe Way Richmond, BC V7A 5H5, Canada

The parties agree as follows:

1. Services

Consultant will provide financial and accounting management services to support the Company’s cash flow management, financial reporting, and other public company services identified and reasonably requested by the Company’s Chief Financial Officer (the “CFO”). Consultant will coordinate its work with the CFO and other Company personnel designated by the CFO.

2. Standard of Performance

Consultant will perform the Services professionally, diligently, and in accordance with applicable laws and the Company’s reasonable policies communicated to Consultant. The Company retains responsibility for management decisions, approvals, internal controls, and the final form and filing of its financial statements and public disclosures. Unless separately agreed in writing, the Services do not constitute an audit, review, legal opinion, or tax opinion.

3. Term

The term of this Agreement begins on September 2, 2026 and continues through September 1, 2027, unless terminated earlier in accordance with Section 8. The Agreement does not renew automatically.

4. Compensation and Payment

The Company will pay Consultant a monthly fee of US$10,000, payable in advance. The initial monthly fee is due on the Effective Date. Each subsequent monthly fee is due on the first day of the applicable month. Consultant will provide any invoice or payment information reasonably requested by the Company. Amounts not disputed in good faith are payable without setoff or deduction, except for withholding required by law. The Consultant shall invoice the company for each month of services to be provided.

5. Expenses

The Company will reimburse Consultant for reasonable out-of-pocket expenses incurred in providing the Services only if the CFO approves the expense in writing in advance. Consultant will provide reasonable supporting documentation for reimbursement.

6. Independent Contractor

Consultant is an independent contractor and not an employee, partner, joint venturer, or agent of the Company. Consultant is responsible for its own taxes, insurance, personnel, and business expenses. Consultant may not bind the Company or incur obligations on its behalf unless expressly authorized in writing.

7. Confidentiality and Company Property

Consultant will keep confidential and use only to perform the Services all non-public information received from or concerning the Company. This obligation does not apply to information that is publicly available through no breach of this Agreement, was lawfully known to Consultant without restriction, is received lawfully from a third party without restriction, or must be disclosed by law. Upon request or termination, Consultant will promptly return or securely destroy Company property and confidential information, subject to ordinary archival copies maintained for legal or compliance purposes. Consultant will comply with applicable securities laws and will not trade in the Company’s securities while aware of material non-public information.

8. Termination

Either party may terminate this Agreement for any reason by giving the other party at least 30 days’ written notice. The parties will continue to perform their obligations during the notice period unless they agree otherwise in writing. On termination, the Company will pay Consultant for Services performed and approved expenses incurred through the effective termination date. Any prepaid monthly fee will be earned on a daily pro rata basis through that date, and Consultant will promptly refund any unearned balance.

9. Work Product

Upon payment of the applicable fees, reports, schedules, analyses, and other deliverables created specifically for the Company under this Agreement will belong to the Company. Consultant retains ownership of its pre-existing materials, methods, templates, and general know-how, but grants the Company a perpetual, non-exclusive, royalty-free license to use any such material incorporated into a deliverable as necessary to use that deliverable.

10. Notices

Notices under this Agreement must be in writing and delivered personally, by nationally recognized courier, or by email with confirmation of receipt, to the addresses shown above and to any email address or replacement address later designated in writing. A notice is effective when received.

11. Governing Law

This Agreement is governed by the laws of the State of Florida, without regard to its conflict-of-laws rules. The parties consent to the exclusive jurisdiction of the state and federal courts located in Florida for disputes arising from this Agreement.

12. General

This Agreement is the entire agreement between the parties concerning the Services and supersedes prior discussions or understandings on that subject. Any amendment or waiver must be in writing and signed by both parties. Neither party may assign this Agreement without the other party’s written consent, except that the Company may assign it in connection with a merger, reorganization, or sale of substantially all of its relevant business or assets. If any provision is unenforceable, the remaining provisions remain effective. Sections that by their nature should survive termination, including confidentiality, ownership, payment obligations, and governing law, will survive. This Agreement may be signed in counterparts and by electronic signature, each of which is deemed an original.

AGREED AND ACCEPTED

CARING BRANDS, INC.

By:
Name:
Title:
Date:

MYALL LUNA VENTURES INC.

By:
Name:	Brian Meadows
Title:	President
Date:	September 3, 2026

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